DC

No Act
P.E. 1-21-03
1-08957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017620

March 17, 2003

David Litt
O'Melveny & Myers LLP
555 13th Street, N.W.
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/17/2003

Re: Alaska Air Group, Inc.
Incoming letter dated January 21, 2003

Dear Mr. Litt:

This is in response to your letter dated January 21, 2003 concerning the shareholder proposal submitted to Alaska Air Group by Steve Nieman. We also have received a letter from the proponent dated February 13, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606

O

O'MELVENY & MYERS LLP

LOS ANGELES
CENTURY CITY
IRVINE
NEWPORT BEACH
NEW YORK
SAN FRANCISCO

555 13th Street, N.W.
Washington, D.C. 20004-1109

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
INTERNET: www.omm.com

SILICON VALLEY
TYSONS CORNER
HONG KONG
LONDON
SHANGHAI
TOKYO

January 21, 2003

OUR FILE NUMBER
011,140-999

VIA COURIER

WRITER'S DIRECT DIAL
(202) 383-5264

WRITER'S E-MAIL ADDRESS
dlitt@omm.com

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: ***Alaska Air Group – File No. 1-8957***
Statement of Reasons for Omission of Stockholder Proposal by Mr. Steve Nieman Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of Alaska Airlines, Inc. ("Alaska"), pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of our Statement of Reasons for Omission of Stockholder Proposal by Mr. Steve Nieman and the exhibits thereto.

Pursuant to Rule 14a-8(j), this letter and its exhibits are being submitted to the staff of the Division of Corporate Finance not fewer than 80 days before Alaska intends to file its definitive proxy statement and form of proxy with the SEC.

Please acknowledge receipt of the enclosed copies by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed envelope.

If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Karen Dreyfus at (650) 473-2633.

Sincerely,

[signature]

David Litt
of O'Melveny & Myers LLP

Enclosures

MP1:927069.2

O'MELVENY & MYERS LLP

LOS ANGELES
CENTURY CITY
IRVINE
NEWPORT BEACH
NEW YORK
SAN FRANCISCO

555 13th Street, N.W.
Washington, D.C. 20004-1109

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
INTERNET: www.omm.com

SILICON VALLEY
TYSONS CORNER
HONG KONG
LONDON
SHANGHAI
TOKYO

January 21, 2003

OUR FILE NUMBER
0011140-999

WRITER'S DIRECT DIAL
(202) 383-5264

WRITER'S E-MAIL ADDRESS
dlitt@omm.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Alaska Air Group – File No. 1-8957
Statement of Reasons for Omission of Stockholder Proposal by Mr. Steve Nieman Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Alaska Air Group, Inc., a Delaware corporation ("Alaska"), to omit from its proxy statement and form of proxy for Alaska's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal (attached hereto as Exhibit B), as amended by a subsequent revision thereto (attached hereto as Exhibit C) (collectively, the "Proposal"), received from Mr. Steve Nieman (the "Proponent"), who has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.[1]

The Proposal requests that Alaska's stockholders urge Alaska's Board of Directors (the "Board") to "arrange the prompt sale of [Alaska] to the highest bidder".[2]

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also, in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing the Proponent of Alaska's intention to exclude the Proposal from the 2003 Proxy Materials. One copy of this letter and its exhibits is being simultaneously sent to the representative for the Proponent by overnight courier. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporate Finance (the

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[1] *See* Exhibit A. If the Staff is unable to concur with the conclusion that the Proposal should be excluded in its entirety, Alaska reserves the right, in accordance with Rule 14a-8(k), to omit the Proponent's name and address from the Proposal and state in the 2003 Proxy Materials that the information will be provided to stockholders promptly upon receiving an oral or written request.

[2] *See* Exhibit C.

"Staff") not fewer than 80 days before Alaska intends to file its definitive proxy statement and form of proxy with the SEC.

By way of background, Alaska received the Proposal on November 24, 2002. The Proposal and six other proposals were transmitted by facsimile to the Company by the Proponent, an employee of Horizon Air Industries, Inc. ("Horizon"), a subsidiary of Alaska, who apparently prepared all of them. The cover letters of the seven proposals were identical except for their dates and the names and addresses of the proponents. The cover letters for all of the proposals stated "This is the proxy for Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal…." They also asked that all future communication be directed to Mr. Foley.

On January 10, 2003, representatives of Alaska had a telephone discussion lasting over two hours with Mr. Foley and Mr. Nieman in which they pointed out what they believed to be deficiencies in the Proposal and the other six proposals under Rules 14a-8 and 14a-9. The opportunity to revise the Proposal was provided to the representative of the Proponent. On January 15, 2003, the Company received the revised Proposal from Mr. Nieman. Alaska believes that, despite the opportunity provided the Proponent to revise the Proposal to comply with the Proxy Rules, such revisions have been insufficient.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2003 Proxy Materials. We respectfully request that the Staff concur in our view that the Proposal is excludable for the following reasons:

(a) We believe that entirety of the Proposal may be properly excluded under Rule 14a-8(i)(4) because it relates to a personal interest or grievance because the Proponent is a candidate for the board and is president of a group that has publicly expressed an intention to purchase Alaska; and

(b) We believe that the Proposal or portions thereof may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9.

If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

A. THE PROPOSAL IS DESIGNED TO RESULT IN BENEFITS TO THE PROPONENT, OR TO FURTHER PERSONAL INTERESTS, THAT ARE NOT SHARED BY THE OTHER STOCKHOLDERS AT LARGE AND, THEREFORE, IS EXCLUDABLE UNDER RULE 14a-8(i)(4).

Rule 14a-8(i)(4) provides that a company may exclude a stockholder proposal if that proposal seeks redress of a personal claim or grievance of a proponent against the company or any other person, or if the proposal is designed to result in a benefit to the proponent or to further a personal interest of the proponent that is not shared by the other stockholders at large. This rule is designed to prevent stockholders from abusing the stockholder proposal process in order to "achieve personal ends that are not necessarily in the common interests of the [company's] shareholders generally."[3] The Commission has explicitly noted that the time and expense of addressing such proposals have an adverse effect on a company and its stockholders.[4] As a consequence, the application of this rule has frequently required the Staff to assess a proponent's motivation, often on the basis of correspondence and the proposal alone.

The Proponent is president of Horizon/Alaska Customer/Employees Co-Ownership Association ("HACECA"), an organization that, in its own words, is "raising money to promote the advantages of an employee and customer buyout of Horizon and Alaska Airlines."[5] HACECA's affiliate, Customer Stock Ownership Plan Alaska/Horizon ("CSOPAH"), is, in its own words, "the customer arm of the buyout"[6] and is "looking for customers of AS/QX to lead this half of this stock-buying campaign."[7] In this situation, it is clear from the information on this website that the Proponent is submitting the Proposal in order to facilitate a takeover of Alaska by his affiliated organization.

The Proponent claims to be taking this action in the interests of all Alaska stockholders.[8] However, the Proponent stands to derive several special benefits from such a takeover, over and above any benefit that the Proponent claims might be available to the other Alaska stockholders at large. First, the Proponent has announced his candidacy for the Board. He stands to gain political benefit, publicity and visibility as a result of the inclusion of this Proposal. Second, the Proponent (a Horizon employee, as described above) and HACECA are promoting an employee buyout of Alaska. In the case of such a buyout, only employee stockholders would remain to reap long-term benefits as Alaska stockholders, as non-employee stockholders would be cashed out during the sale. Certainly, employee stockholders would remain in control of Alaska, to the exclusion of non-employee stockholders. The Proponent admits as much in the Proposal.[9]

Accordingly, we believe that Alaska may properly exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(4) because the Proponent has designed the Proposal to

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3 *See* Release No. 34-20091 (avail. Aug. 16, 1983).

4 *See* Release No. 34-19135 (avail. Oct. 14, 1982).

5 *See* http://www.eahsop.org/feedback.htm, a web page entitled "ABOUT US." The page is found on the website of HACECA's affiliate, Employees Alaska and Horizon Stock Ownership Plan ("EAHSOP"), which with its affiliate organizations claims to be ". . . Dedicated to the Buyout of Alaska and Horizon Airlines by Its Employees and Customers." The Proponent is the "web page administrator" of the website.

6 *Id.*

7 *Id.*

8 *See* Exhibit C.

9 *See* Exhibit C. ". . . the highest bid will include the meaningful, substantial, direct, fair and equal participation in ownership by all employees of AAG, as AAG employees already own, if not the largest, then certainly one of the largest blocks of AAG stock . . .."

result in special benefits to, and to further personal interests of, the Proponent and his affiliates that are not shared by other Alaska stockholders at large.

B. THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be omitted or substantially revised renders the Proposal false and misleading.

We believe that the following statements in the Proposal are false and/or misleading:

1. **"I believe a strong, and/or a majority vote by the shareholders would indicate to the Board of Directors the displeasure felt by the shareholders of the shareholder return over many years, and the drastic action that should be taken."**

(a) Though the first half of this statement is cast as opinion, the second half, beginning with ". . . the displeasure . . ." falsely and misleadingly creates the impression that a substantial number of shareholders feel "displeasure" at "the shareholder return over many years" and support the taking of "drastic action." The portion of the sentence cast as opinion pertains only to the Proponent's belief that "a strong, and/or a majority vote by the shareholders would indicate" this displeasure to the Board. Therefore, the sentence must either be deleted, support for the statement of stockholder opinion provided, or the entirety of the sentence must be clearly recast as opinion to eliminate such false and misleading suggestion.[10]

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[10] *See Colgate-Palmolive Company* (avail. Mar. 8, 2002) (permitting company to exclude portions of supporting statement if not recast as opinions); *Aetna Inc.* (avail. Mar. 1, 2002) (same); *Sonat, Inc.* (avail. Mar. 6, 1990) (same); *Lubrizol Corp.* (avail. Feb. 10, 1999) (requiring revision to clarify that statements were proponent's opinions).

2. **"...[Alaska] employees already own, if not the largest, then certainly one of the largest blocks of [Alaska] stock outside of institutional ownership. (footnote 1)"**

The Proponent's purported support the reference to ownership by institutional investors is a reference to "WSJ.com Key Facts on Institutional Shareholders of AAG Inc." We have been unable to locate this reference. Moreover, even assuming the reference could be located, WSJ.com is a fee-based service requiring registration and payment before a stockholder would be able to confirm this information. For these reasons, the reference to institutional ownership and its supporting footnote must be either omitted or additional, verifiable support provided.

3. **"I am confident the Board of Directors will uphold its fiduciary duty to the utmost. I further believe that if the resolution is adopted, the management and the Board of Directors will interpret such adoption as a message from AAG shareholders that it is no longer acceptable for the Board of Directors to continue with its current management plan and strategies."**

(a) Though cast as opinion, the first sentence of this paragraph falsely and misleadingly presents as fact that the Board's fiduciary duty requires it to arrange the sale of Alaska. Under Delaware corporate law, the Board's fiduciary duties do not include an obligation to sell Alaska.[11] We have found no Delaware statute or case to support such a claim. This sentence must be deleted in its entirety, or support must be provided for this assertion.

(b) The second sentence, though again cast as opinion, falsely and misleadingly creates the impression that a substantial number of stockholders believe that "it is no longer acceptable for the Board of Directors to continue with its current management plan and strategies." The portion of the sentence cast as opinion pertains only to the Proponent's belief that "if the resolution is adopted, [management and the Board] will interpret such adoption as a message . . .." Therefore, either the sentence must be deleted, support for the statement of stockholder opinion must be provided, or the entirety of the sentence must be clearly recast as opinion to eliminate such false and misleading suggestion.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Alaska excludes the Proposal from its 2003 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the Proponent's personal interest in or grievance against Alaska, as well as the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the

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[11] The Proponent does not appear to claim that "*Revlon* duties" apply to the Board, as such duties could only apply if the Board had already determined to sell Alaska. Under certain circumstances, assuming a board of directors has already determined to sell control of a corporation, *Revlon* duties may require the sale of control to the highest bidder. *See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173.

statements discussed herein. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please contact me at (202) 383-5264 or Karen Dreyfus at (650) 473-2633 if you have any questions or need any further information.

Very truly yours,

David Litt
of O'MELVENY & MYERS LLP

DL/gdl
Attachments

Exhibit A

November 23, 2002

Mr. John Kelly, Chairman
Alaska Air Group, Inc. (ALK)
19300 Pacific Highway South
Seattle, WA 98188
Phone: (206) 431-7040

Dear Mr. Kelly:

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including ownership of the required stock value, currently in the company 401(k) plan and vested for more than 7-years, until after the date of the applicable shareholder meeting. This is the proxy for Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Richard D. Foley, 6040 N. Camino Arturo, Tucson, AZ 85718; (520) 742-5168; email: <rerailer@earthlink.net>.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Steve Nieman

Steve Nieman
Shareholder
15204 NE 181st Loop
Brush Prairie, WA 98606

cc: Keith Loveless, Corporate Secretary
FX: 206/431-3807
PH: 206/431-7218

Exhibit B

No. 7 MAXIMIZE VALUE RESOLUTION

Resolve that the shareholders of Alaska Air Group (AAG) urge the AAG Board of Directors to arrange the prompt sale of AAG to the highest bidder.

The purpose of this **MAXIMIZE VALUE RESOLUTION** is to give all AAG shareholders the opportunity to send a message to AAG's Board of Directors that they support the prompt sale of AAG to the highest bidder.

I believe a strong, and/or a majority vote by the shareholders would indicate to the Board of Directors the displeasure felt by the shareholders of the shareholder return over many years, and the drastic action that should be taken. Even if it is approved by the AAG shares represented and entitled to vote at the annual meeting this **MAXIMIZE VALUE RESOLUTION** will not be binding on the AAG Board of Directors. The proponent however, believes that if this resolution receives substantial support from the shareholders, the Board of Directors may choose to carry out the request set forth in the resolution.

The prompt auction of AAG should be accomplished by any appropriate process the Board of Directors chooses to adopt, including the sale to the highest bidder whether in cash, stock, or a combination of both. However, I believe that the highest bid will include the meaningful, substantial, direct, fair and equal participation in ownership by all employees of AAG, as AAG employees already own, if not the largest, then certainly one of the largest blocks of AAG stock outside of institutional ownership.

I am confident the Board of Directors will uphold its fiduciary duty to the utmost. I further believe that if the resolution is adopted, the management and the Board of Directors will interpret such adoption as a message from AAG shareholders that it is no longer acceptable for the Board of Directors to continue with its current management plan and strategies.

MAXIMIZE VALUE RESOLUTION--Vote Yes on No. 7

Signed,

Steve Nieman

Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606

Nov. 24, 2002

Exhibit C

No. 7 MAXIMIZE VALUE RESOLUTION (EDITED 1-14-03)

Resolve that the shareholders of Alaska Air Group ("AAG") urge the AAG Board of Directors to arrange the prompt sale of AAG to the highest bidder.

The purpose of this **MAXIMIZE VALUE RESOLUTION** is to give all AAG shareholders the opportunity to send a message to AAG's Board of Directors that they support the prompt sale of AAG to the highest bidder.

I believe a strong, and/or a majority vote by the shareholders would indicate to the Board of Directors the displeasure felt by the shareholders of the shareholder return over many years, and the drastic action that should be taken. Even if it is approved by the AAG shares represented and entitled to vote at the annual meeting this **MAXIMIZE VALUE RESOLUTION** will not be binding on the AAG Board of Directors. The proponent however, believes that if this resolution receives substantial support from the shareholders, the Board of Directors may choose to carry out the request set forth in the resolution.

The prompt auction of AAG should be accomplished by any appropriate process the Board of Directors chooses to adopt, which could include a sale to the highest bidder whether in cash, stock, or a combination of both. However, I believe that the highest bid will include the meaningful, substantial, direct, fair and equal participation in ownership by all employees of AAG, as AAG employees already own, if not the largest, then certainly one of the largest blocks of AAG stock outside of institutional ownership (footnote 1).

I am confident the Board of Directors will uphold its fiduciary duty to the utmost. I further believe that if the resolution is adopted, the management and the Board of Directors will interpret such adoption as a message from AAG shareholders that it is no longer acceptable for the Board of Directors to continue with its current management plan and strategies.

MAXIMIZE VALUE RESOLUTION—Vote Yes on No. 7

Signed,

Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606

Nov. 24, 2002

Footnote 1: WSJ.com Key Facts on Jan. 10, 2003 stated that the AAG Inc. is 81.02% owned by Institutions. The AAG's 2002 Annual Stockholders Meeting and Proxy Statement page six states that 1,374,626 shares (5.2%) are allocated for employees to the AAG 401(k) trust.

February 13, 2003

RECEIVED
2003 FEB 20 PM 12:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group Shareholder
Response to No Action Request
Maximize Value Resolution Proposal
Alaska Air Group--File No. 1-8957
Mr. Steve Nieman, Proponent

Ladies and Gentlemen:

This letter addresses the company's no action request on the Maximize Value Resolution proposal, Mr. Steve Nieman, proponent.

Shareholders, particularly employee/shareholders, sometimes need help asserting their rights. Corporations own tremendous resources compared to those of employees.

The six other proposalists are not me. If the AAG implies that they are, then why did they accept the expensing stock options proposal of Mr. Terry Dayton? The AAG Board could have sponsored that proposal, but they did not. The board can't have it both ways: contending that all these proposals are mine, but then accepting one that they agree with while rejecting the rest.

This group of AAG employee/shareholders could have hired a law firm to do what I and Richard D. Foley have helped them do. But we didn't have the money to afford one. Besides, the SEC's got to allow a pooling together of limited small-guy shareholder resources in order to compete with the firepower corporations can bring to bear.

HACECA doesn't promote a "buyout" in its traditional form. Supporters wish to see an extension of ownership of the AAG to a broader base of constituents. We advocate 30-30-30 ownership: 30 percent owned by employees, 30 percent owned by customers and 30 percent by shareholders. HACECA is a non-profit corporation with limited capital resources. The possibility of "selling" this new form of ownership rests with convincing other stockholders that they can can get better long term shareholder value from a new management team that supports this premise. How can one test the will of the shareholders without a vote?

AAG management has twisted HACECA's attempts to facilitate broader ownership into a hostile takeover, which is simply not true. I feel like I have a long history of attempting to galvanize the company and all its stakeholders. If the Commission desires, it can review my regular columns posted at <www.eahsop.org> for over four years. In addition, many pages of personal emails and letters to senior managers of the company, along with their responses can be supplied as proof of my demonstrated rational, reasonable and fair encouragement to all shareholders, employees and customers to develop mutually-beneficial relationships.

I will be rewarded from my advocacy for restructuring ownership of the AAG like all shareholders: by the number of shares I own. How could I disproportionately gain, when my premise is broader ownership by all stakeholders? The premise of an Employee Stock Ownership Plan coupled with a Customer Stock Ownership Plan is to protect against an over-concentration of power by any one stakeholder group, including management, employees, customers or outside stockholders.

The AAG's conclusions are not supported by their accusations. I hold no personal interest or grievance. I am concerned about the economic direction of the AAG, and fear that the management's got the corporation headed in the wrong direction.

With the sole exception of one sentence, which expresses a personal opinion on items that I believe to be of particular importance to any sale of this company (due to the size of employee share ownership of the AAG), the Commission has previously approved numerous versions of this same proposal.

I believe that the shareholders of this company have an absolute right to vote on this specific question, and I request the Commission allow them to exercise it.

For the above reasons, I respectfully request that the Office of Chief Counsel not agree with the company's no action request.

Sincerely,

Steve Nieman

Steve Nieman

cc: John Kelly, AAG Chairman

Exhibit 1

February 11, 2003

Dear Richard Foley

In accordance with our understanding, under which I assigned you, and by designee Steve Nieman, my proxy to handle certain items, including communications, in my exercise of my individual shareholder rights, I hereby instruct you to withdraw my shareholder proposal calling for Cumulative Voting at Alaska Air Group. Further, please understand that you continue to retain my proxy to handle communications regarding my shareholder rights at Alaska Air Group until such time as I instruct you otherwise, or until such time as you determine to decline continued acceptance of my proxy.

Thank you,

Mel Carstetter
19506 NE 157th Ave
Battle Ground, WA 98604
Tel (360) 687-1208

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 21, 2003

The proposal urges the board of directors to arrange for the prompt sale of the company to the highest bidder.

We are unable to concur in your view that Alaska Air Group may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the sentence that begins "I am confident . . ." and ends ". . . duty to the utmost." Accordingly, we will not recommend enforcement action to the Commission if Alaska Air Group omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Alaska Air Group may exclude the entire proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Jennifer Bowes
Attorney-Advisor